Exhibit I

to

Schedule 13G

Ameriprise Financial, Inc., a Delaware Corporation, is a parent holding company. The classification and identity of the relevant subsidiaries is as follows:

Non-US Institution in accordance with Rule 13d-1(b)(1)(ii)(J) – TAM UK International Holdings Limited, a private limited company incorporated in England and Wales, is a holding company and parent entity to Threadneedle Holdings Limited.

Non-US Institution in accordance with Rule 13d-1(b)(1)(ii)(J) – Threadneedle Holdings Limited, a private limited company incorporated in England and Wales, is a holding company and is the parent entity to TAM UK Holdings Limited.

Non-US Institution in accordance with Rule 13d-1(b)(1)(ii)(J) – TAM UK Holdings Limited, a private limited company incorporated in England and Wales, is a holding company and is the parent entity to Threadneedle Asset Management Holdings Limited.

Non-US Institution in accordance with Rule 13d-1(b)(1)(ii)(J) – Threadneedle Asset Management Holdings Limited, a private limited company incorporated in England and Wales, is a holding company and is the parent entity to TC Financing Limited.

Non-US Institution in accordance with Rule 13d-1(b)(1)(ii)(J) – TC Financing Limited, a private limited company incorporated in England and Wales, is a holding company and is the parent entity to Threadneedle Asset Management Limited.

Non-US Institution in accordance with Rule 13d-1(b)(1)(ii)(J) – Threadneedle Asset Management Limited, a private limited company incorporated in England and Wales, is an investment adviser authorized and regulated by the UK Financial Conduct Authority.

Non-US Institution in accordance with Rule 13d-1(b)(1)(ii)(J) – Threadneedle Investment Services Limited, a private limited company incorporated in England and Wales, is a management company authorized and regulated by the U.K. Financial Conduct Authority.

Non-US Institution in accordance with Rule 13d-1(b)(1)(ii)(J) – Threadneedle Management Luxembourg S.A. is a management company authorized in Luxembourg and regulated by the Commission de Surveillance du Secteur Financier.